Exhibit 99.1

POP Culture Makes Strategic Investment in Cryptocurrency BTC to Accelerate Web3.0 Digital Entertainment Transformation

Xiamen, September 10, 2025 — POP Culture Group Co., Ltd. (“Company”) (NASDAQ: CPOP) today announced the completion of a major strategic investment in the cryptocurrency Bitcoin (BTC), totaling $33 million and representing 300 BTC.

Furthering its commitment to digital innovation, POP Culture Group Co., Ltd. is establishing a diversified cryptocurrency fund pool focused on stable and transparent assets including BTC, ETH, and BOT. The fund aims to invest in:

1.	Promising cryptocurrencies in the Web3 pan-entertainment track;

2.	Projects with high investment value and growth potential;

3.	High-quality equity projects aligned with the Company’s strategy and business; and

4.	High-quality artist incubation or artist management projects.

Huang Zhuoqin, CEO of POP Culture Group Co., Ltd., commented: “our strategic cryptocurrency investment marks the beginning of a vision to build not only a pan-entertainment platform, but a global Web3 pan-entertainment super ecosystem. Spanning live entertainment, digital entertainment, short films, and artist management, we aim to create a symbiotic network deeply connecting creators, users, and the platform itself. Entertainment will transform from disposable emotional experiences into sustainably appreciating digital assets.”

This initiative underscores the Company’s position at the forefront of integrating digital assets and entertainment, fostering long-term value for stakeholders worldwide.

About CPOP (Pop Culture Group Co., Ltd):

Pop Culture Group Co., Ltd is a cultural industry operation enterprise focused on the industrialization of Chinese Pop Culture, incorporated in the Cayman Islands with its main operations located in China. The company offers a range of services including live performances, artist management, intellectual property rights, film and television production, MCN (Multi-Channel Network), and entertainment marketing. Originally focused on hip-hop culture, Pop Culture Group Co., Ltd has evolved into a diversified group specializing in Chinese Pop Culture. Its comprehensive business ecosystem spans both online and offline platforms, including: (1) live entertainment events (such as concerts, music festivals, street dance competitions, and other performances); (2) digital entertainment services; (3) artist management and agency services; and (4) investment in and production of film and television content featuring elements of Chinese Pop Culture.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. CPOP’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: CPOP’s goals and strategies; CPOP’s strategic investment in the cryptocurrency; our ability to retain and increase the number of users, members, and expand its service offerings; CPOP’s future business development, financial condition and results of operations; expected changes in CPOP’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. CPOP cautions that the foregoing list of factors is not exclusive. CPOP cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. CPOP does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in CPOP’s periodic filings with the SEC, including CPOP’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024. CPOP’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

For inquiries, please contact:

POP Culture Group Co., Ltd.

Email: bodo@cpop.cn